Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183466

Relating to Preliminary Prospectus dated September 19, 2012

Summit Midstream Partners, LP

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus of Summit Midstream Partners, LP (the “Partnership”) dated September 19, 2012 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Partnership’s Registration Statement on Form S-1 (File No. 333-183466) relating to such securities. The following information supplements and updates the information contained in the Preliminary Prospectus. All references to page numbers and captions correspond to the Preliminary Prospectus unless otherwise specified. To review a filed copy of the Preliminary Prospectus included in Amendment No. 2 to the Registration Statement on Form S-1, click on the following link: http://www.sec.gov/Archives/edgar/data/1549922/000104746912008961/a2211000zs-1a.htm

CAPITALIZATION

The following table shows:

•                  Summit Midstream Predecessor’s historical cash and cash equivalents and capitalization, as of June 30, 2012; and

•                  our as adjusted cash and cash equivalents and capitalization, as of June 30, 2012, giving effect to:

•                  the repayment of the promissory notes on July 2, 2012 from borrowings under our revolving credit facility;

•                  the repayment of $7.0 million of indebtedness outstanding under our revolving credit facility since June 30, 2012 using cash on hand;

•                  our receipt and use of net proceeds of $228.0 million from the issuance and sale of 12,500,000 common units to the public at an assumed initial offering price of $20.00 per unit in the manner described in “Use of Proceeds”; and

•                  the other transactions described in “Summary—Formation Transactions and Partnership Structure.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This table assumes that the underwriters’ option to purchase additional common units is not exercised.

	As of June 30, 2012
	Summit Midstream Predecessor Historical	Summit Midstream Partners, LP As Adjusted
	(in thousands)
Cash and cash equivalents	$7,595	$616
Long-Term Debt:
Revolving credit facility(1)	$302,000	$204,230
Promissory notes payable to sponsors(2)	49,209	—
Total long-term debt	351,209	204,230
Membership Interests and Partners’ Capital:
Predecessor membership interest(3)	658,946	—
Held by public
Common units(3)	—	228,000
Held by Summit Investments
Common units(3)	—	182,224
Subordinated units(3)	—	373,478
General partner equity(3)	—	15,244
Total membership interests and partners’ capital	658,946	798,946
Total capitalization	$1,010,155	$1,003,176

(1)          On May 7, 2012, we amended and restated our revolving credit facility. As of September 13, 2012, the outstanding balance under our amended and restated revolving credit facility was approximately $344.2 million.

(2)          On July 2, 2012, the remaining balance outstanding under the promissory notes was paid in full.

(3)          As of June 30, 2012, we had no common units, no subordinated units and no general partner units issued and outstanding. On an as adjusted basis, giving effect to the transactions described in “Summary—Formation Transactions and Partnership Structure” and the issuance of 12,500,000 common units in this offering, we would have had 24,409,850 common units, 24,409,850 subordinated units and 996,320 general partner units issued and outstanding as of June 30, 2012. The predecessor membership interest amount and the $88.0 million cash distribution to Summit Investments as described in “Use of Proceeds” were re-allocated to Summit Investments on a pro rata basis in the partners’ capital amounts in the “As Adjusted” column. Partners’ capital for the common units held by the public reflects the net proceeds from the issuance and sale of 12,500,000 common units in this offering at an assumed initial offering price of $20.00 per unit. Please read “Use of Proceeds.”

PRO FORMA EARNINGS PER COMMON AND SUBORDINATED UNIT

1.               The pro forma earnings per common unit and pro forma weighted average common units outstanding information set forth in the Statement of operations data table on page 18 under “Summary Historical Financial and Operating Data” and on page 92 under “Selected Historical Financial and Operating Data” is revised as follows:

	Summit Midstream Predecessor
	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010
Pro forma basic earnings per common unit(2)	$0.80		$1.60
Pro forma diluted earnings per common unit(2)	$0.79		$1.59
Pro forma basic and diluted earnings per subordinated unit(2)	$0.15		$0.28
Pro forma weighted average common and subordinated units outstanding(2):
Common — basic	15,818		18,987
Common — diluted	15,943		19,112
Subordinated — basic and diluted	24,410		24,410

2.               Footnote 2 to the table on page 18 under “Summary Historical Financial and Operating Data” and on page 92 under “Selected Historical Financial and Operating Data” is revised as follows:

(2)          The pro forma earnings per common and subordinated unit under the two class method of earnings per unit give effect to the recapitalization transactions as if this offering was completed at the beginning of each respective period and the additional number of common units issued in this offering (at an issue price per unit of $18.24, which is the  assumed offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses) necessary to pay the portion of the distribution to Summit Investments described in “Use of Proceeds” that will be funded from the proceeds of this offering that exceeds net income for the year ended December 31, 2011 and the six months ended June 30, 2012.  The pro forma earnings per common unit and subordinated unit for the year ended December 31, 2011 also give effect to the additional weighted average number of common units needed to pay the $132.9 million distribution paid to Energy Capital Partners in May 2011 because such distribution exceeded net income for the year ended December 31, 2011.  Please see Note 6 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of the distribution paid to Energy Capital Partners.  For the year ended December 31, 2011, the 18,986,952 basic weighted average common units consists of 11,904,850 common units to be issued to the Sponsors in connection with this offering, 2,743,914 common units that we would have been required to issue in order to fund the distribution of $88.0 million of net proceeds of this offering to Summit Investments, 7,288,542 common units (of which 4,333,188 common units were included in the pro forma weighted average common units outstanding calculation after giving effect to the actual date the distribution was made) that we would have been required to issue in order to fund the $132.9 million distribution paid to Energy Capital Partners in May 2011 and an additional 5,000 common units to be granted to two board members of our general partner in connection with the closing of this offering.  Diluted earnings per common unit for the year ended December 31, 2011 also included the effects of the 125,000 LTIP phantom units to be granted to certain key employees in connection with the closing of this offering.  For the six months ended June 30, 2012, the 15,817,964 basic common units consist of 11,904,850 common units to be issued to Summit Investments in connection with this offering, 3,908,114 common units that we would have been required to issue in order to fund the distribution of $88.0 million of net proceeds of this offering to Summit Investments and an additional 5,000 common units to be granted to two board members of our general partner in connection with the closing of this offering.  Diluted earnings per common unit for the six months ended June 30, 2012 also included the effects of the 125,000 LTIP phantom units to be granted to certain key employees in connection with the closing of this offering.  For a more detailed description of the calculation of pro forma earnings per basic and diluted common and subordinated unit, please read Note 1 to our audited consolidated financial statements and Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.  For a more detailed reconciliation of pro forma weighted average common and subordinated units outstanding, please read Note 1 to our audited consolidated financial statements and Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

UNAUDITED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 AND DECEMBER 31, 2011, AND FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

1.               The supplemental unaudited pro forma earnings per common unit data set forth in the Condensed Consolidated Statements of Operations (Unaudited) on page F-3 is revised as follows:

For the Six Months Ended June 30, 2012
Supplemental unaudited pro forma earnings per common unit (basic) (See Note 1)	$0.80
Supplemental unaudited pro forma earnings per common unit (diluted) (See Note 1)	$0.79
Supplemental unaudited pro forma earnings per subordinated unit (basic and diluted) (See Note 1)	$0.15
Supplemental unaudited pro forma weighted average common and subordinated units outstanding (See Note 1):
Common — basic	15,818
Common — diluted	15,943
Subordinated — basic and diluted	24,410

2.               The “Supplemental Unaudited Pro Forma Information” under the heading “1. Organization and Business Operations” on page F-7 is revised as follows:

Supplemental Unaudited Pro Forma Information—Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, Summit Midstream Partners, LP (“SMLP”) intends to distribute approximately $88.0 million in cash to the Sponsors.  Supplemental unaudited basic and diluted pro forma earnings per common and subordinated unit for SMLP for the six months ended June 30, 2012 was calculated using the two class method of earnings per unit and assumed a 2% general partner interest, 24,409,850 subordinated units and 15,817,964 common units were outstanding during the entire six months ended June 30, 2012.  The 15,817,964 common units consist of 11,904,850 common units to be issued to the Sponsors in connection with this offering, 3,908,114 common units, which is the weighted average number of common units that we would have been required to issue to fund the $88.0 million distribution of net proceeds to the Sponsors, and an additional 5,000 common units granted to two board members.  The number of weighted average common units that SMLP would have been required to issue to fund the $88.0 million distribution was calculated as $88.0 million minus the Summit Midstream Partners, LLC net earnings of $16.7 million for the six months ended June 30, 2012 divided by an issue price per unit of $18.24, which is the initial public offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses assuming the initial public offering was completed on January 1, 2012.  There were 125,000 LTIP phantom units considered in the pro forma diluted earnings per common unit calculation.

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner’s interest of 2% in the pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the Offering.

Pro forma Six months ended June 30, 2012
Net income	$16,716
Less Income applicable to the General Partner	(334)
Net income applicable to limited partners	$16,382
Net income applicable to common units	$12,654
Pro forma weighted average common units outstanding (basic)	15,817,964
Basic income per common unit	$0.80
Pro forma weighted average common units outstanding (diluted)	15,942,964
Diluted income per common unit	$0.79
Net income applicable to subordinated units	$3,728
Pro forma weighted average subordinated units outstanding (basic)	24,409,850
Basic and diluted income per subordinated unit	$0.15

HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010 (SUCCESSOR) AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (SUCCESSOR), FOR THE PERIOD FROM SEPTEMBER 3, 2009 (INCEPTION) THROUGH DECEMBER 31, 2009 (SUCCESSOR), AND FOR THE PERIOD FROM JANUARY 1, 2009 THROUGH SEPTEMBER 3, 2009 (PREDECESSOR)

1.               The supplemental unaudited pro forma earnings per common unit data set forth in the Consolidated Statements of Operations on page F-23 is revised as follows:

2011 (Successor)
Supplemental unaudited pro forma earnings per common unit (basic) (See Note 1)	$1.60
Supplemental unaudited pro forma earnings per common unit (diluted) (See Note 1)	$1.59
Supplemental unaudited pro forma earnings per subordinated unit (basic and diluted) (See Note 1)	$0.28
Supplemental unaudited pro forma weighted average common and subordinated units outstanding (See Note 1):
Common — basic	18,987
Common — diluted	19,112
Subordinated — basic and diluted	24,410

2.               The caption “Supplemental Unaudited Pro Forma Information” under the heading “1. Organization and Business Operations” on page F-29 is revised as follows:

Supplemental Unaudited Pro Forma Information—Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering.  Upon completion of this offering, SMLP intends to distribute approximately $88.0 million in cash to the Sponsors.  Supplemental unaudited basic and diluted pro forma earnings per common unit for SMLP for the year ended December 31, 2011 was calculated using the two class method of earnings per unit and assumed a 2% general partner interest, 24,409,850 subordinated units and a weighted average of 18,986,952 common units outstanding in the period.  The 18,986,952 weighted average common units outstanding consists of 11,904,850 common units to be issued to Summit Midstream in connection with this offering, 7,077,102 common units, which is the weighted average number of common units that we would have been required to issue to fund the $88.0 million distribution of net proceeds to the Sponsors and the $132.9 million distribution paid to the Sponsors in May 2011, and an additional 5,000 common units granted to two board members.  The number of common units that SMLP would have been required to issue to fund the $88.0 million distribution was calculated as $88.0 million minus the Company’s net earnings of $38.0 million for the year ended December 31, 2011 divided by an issue price per unit of $18.24, which is the initial public offering price of $20.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses totaling 2,743,914 common units. The number of common units that SMLP would have been required to issue to fund the $132.9 million distribution was 7,288,542 common units (of which 4,333,188 common units were included in the pro forma weighted average units outstanding calculation after giving effect to the actual date the distribution was made) and was determined by dividing the distribution by $18.24 per common unit.  There were 125,000 LTIP phantom units considered in the pro forma diluted earnings per common unit calculation.

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner’s interest of 2% in the pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the initial public offering. For purposes of this calculation, we assumed that the minimum quarterly distribution was made to unitholders for each quarter during the periods presented.

Pro forma Year ended December 31, 2011
Net income	$37,951
Less Income applicable to the General Partner	(759)
Net income applicable to limited partners	$37,192
Net income applicable to common units	$30,379
Pro forma weighted average common units outstanding (basic)	18,986,952
Basic income per common unit	$1.60
Pro forma weighted average common units outstanding (diluted)	19,111,952
Diluted income per common unit	$1.59
Net income applicable to subordinated units	$6,813
Pro forma weighted average subordinated units outstanding (basic)	24,409,850
Basic and diluted income per subordinated unit	$0.28

* * * * * * * * *

The Partnership has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Partnership and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, you can obtain a copy of the Preliminary Prospectus by calling Barclays at (800) 603-5847, BofA Merrill Lynch at (866) 500-5408, Morgan Stanley at (866) 718-1649 or Goldman, Sachs & Co. at (866) 471-2526 . You may obtain a copy of the most recent amendment to the registration statement at http://www.sec.gov/Archives/edgar/data/1549922/000104746912009044/a2211000zs-1a.htm